Exhibit 12(a)

Computation of Ratio Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended June 30,
	2009	2008	2007

Earnings:
Income (loss) before income taxes	$(81,180)	$92,178	$109,726
Unconsolidated affiliates’ interests, net	—	—	(201)
Amortization of capitalized interest	46	45	21
Interest expense and other related financing costs	11,764	11,713	11,762
Interest portion of rent expense (1)	12,901	13,659	12,054
Adjusted earnings	$(56,469)	$117,595	$133,362

Fixed Charges:
Interest expense and other related financing costs	$11,764	$11,713	$11,762
Interest portion of rent expense (1)	12,901	13,659	12,054
Total fixed charges	$24,665	$25,372	$23,816

Ratio of earnings to fixed charges	(2.29)	4.63	5.60

(1) One-third of rent expense is considered representative of the interest factor within rent expense